UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Other Matters to be Disclosed

(Exercise of Overseas EB Put Option)

°	EB Details
-	amount issued: USD 1,317,800,000

-	issue date: Jan 4, 2002

-	maturity date: Jan 4, 2007

-	coupon rate: 0.25%

-	amount redeemed prior to exercise of put option: USD 191,450,000

-	amount outstanding prior to exercise of put option: USD 1,126,350,000

°	Exercise of Put Option
-	exercise period: Oct 22, 2004 ~ Nov 5, 2004 (NY time)

-	amount exercised (known as of Nov 5, 2004 NY time): USD 1,115,105,000 (99% of outstanding amount)

-	final results available on: Nov 8, 2004 (NY time)

°	Put Option Details
-	process: holder of EB receives cash at EB face value upon exercise of put option

-	payment date: Jan 4, 2005

-	payment amount: exercise amount (USD 1,115,105,000) + coupon up to payment date

-	amount outstanding after payment: USD 11,245,000

☐ Note:     The above put option exercise numbers are not final, and should there be any changes, we will make further notification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2004

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director